SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           PSYCHIATRIC SOLUTIONS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    693451106
                                 (Cusip Number)

                                JOSEPH P. DONLAN
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                            New York, New York 10005
                                 (212) 493-7882
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1             NAME OF REPORTING PERSON:  The 1818 Mezzanine Fund II, L.P.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  463,321*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  463,321*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  463,321*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.65%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  PN
--------------------------------------------------------------------------------

        * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  Brown Brothers Harriman & Co.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   New York
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  463,321*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  463,321*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  463,321*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.65%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  PN
--------------------------------------------------------------------------------

        * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  T. Michael Long
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  463,321*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  463,321*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  463,321*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.65%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------

        * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  Lawrence C. Tucker
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  463,321*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  463,321*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  463,321*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.65%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------

        * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  Robert R. Gould
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  463,321*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  463,321*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  463,321*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.65%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------

        * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  Joseph P. Donlan
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  4,000*
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  463,321*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  4,000*
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  463,321*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  467,321*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.70%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------

        * See Item 5 herein.

         This Amendment No. 1 ("Amendment No. 1") to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc. (f/k/a PMR Corporation), a Delaware corporation ("PSI" or the "Company"). This Amendment No. 1 is being filed on behalf of the Reporting Persons, as defined in the Original 13D (as defined below), and amends and supplements the Schedule 13D filed by the Reporting Persons on August 15, 2002 (the "Original 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Original 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented by the addition of the following:

         The address of the principal business and principal offices of the Fund and BBH&Co. is 140 Broadway, New York, New York 10005.

         The business address of each of Long, Tucker, Gould and Donlan is 140 Broadway, New York, New York 10005.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by the addition of the following:

         The source of funds for the purchase of securities in connection with the First Funding (as defined below) was contributions from partners of the Fund.

         The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following:

         On April 1, 2003, at the initial closing of the private placement (the "First Funding") pursuant to the Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the other purchasers named therein (the "Purchase Agreement"), the Fund acquired 90,909 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), at a price per share of $5.50 and for an aggregate purchase price of $499,999.50.

         The Purchase Agreement further provides for additional purchases of shares of Series A Preferred Stock at a second closing (the "Second Funding"), which is scheduled to occur on June 30, 2003. At the Second Funding, the Fund has agreed to purchase, subject to the satisfaction of certain material conditions related thereto, 90,909 shares of Series A Preferred Stock, at a price per share of $5.50 and for an aggregate purchase price of $499,999.50.

         The Reporting Persons acquired beneficial ownership of the securities described in this Amendment No. 1 for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or Series A Preferred Stock, convert shares of Series A Preferred Stock into Common Stock or dispose of some or all of the shares of Series A Preferred Stock or Common Stock owned by them. Except as set forth in this Item 4, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)-(c). By virtue of the Voting Agreement described in Item 6 below, the Reporting Persons may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) and Rule 13d-5 of the Act,, and, as a result, to have beneficial ownership of the Common Stock and the Series A Preferred Stock beneficially owned by the other parties thereto. The Reporting Persons disclaim such beneficial ownership and such group status for the purposes of Section 13(d) of the Act or for any other purposes. The Reporting Persons are filing this
Schedule 13D on behalf of themselves and not on behalf of an other person or entity.

         All ownership percentages set forth herein assume that the Company has 7,738,641 shares of Common Stock outstanding as of March 1, 2003, as set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

         As set forth above, upon the consummation of the First Funding, the Fund will acquire 90,909 shares of Series A Preferred Stock. Accordingly, as of April 1, 2003, assuming the exercise of the warrants held by the Fund into shares of Common Stock as of such date and the conversion of the shares of Series A Preferred Stock purchased by the Fund at the First Funding into shares of Common Stock as of such date, the Fund may be deemed to own 463,321 shares of Common Stock (or an aggregate of 7,425,720 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.65% of the outstanding shares of Common Stock (or 69.52% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the other stockholders of PSI party to the Voting Agreement).

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 463,321 shares of Common Stock (or an aggregate of 7,425,720 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.65% of the outstanding shares of Common Stock (or 69.52% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the other stockholders of PSI party to the Voting Agreement).

         By virtue of designating Long, Tucker, Gould and Donlan, or any of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, Long Tucker and Gould may be deemed to beneficially own 463,321 shares of Common Stock (or an aggregate of 7,425,720 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.65% of the outstanding shares of Common Stock (or 69.52% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the other stockholders of PSI party to the Voting Agreement).

         Donlan, by virtue of the foregoing and his beneficial ownership of options to purchase an additional 4,000 shares of Common Stock, may be deemed to beneficially own 467,321 shares of Common Stock (or an aggregate of 7,429,720 shares of Common Stock, which includes an aggregate of 6,962,399 shares of Common Stock beneficially owned by the stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 5.70% of the outstanding shares of Common Stock (or 69.53% of the outstanding shares of Common Stock when aggregated with the shares beneficially owned by the stockholders of PSI party to the Voting Agreement).

         Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the Original 13D, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of this Statement are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         PURCHASE AGREEMENT. Pursuant to the Purchase Agreement, each of the purchasers thereunder, including, without limitation, the Fund, has agreed with the Company not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Series A Preferred Stock, or any shares of Common Stock issued upon the conversion thereof, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, without the prior written consent of the Company until one year after the First Funding (with certain exceptions and subject to early termination upon the occurrence of certain events, including the acquisition of the Company by another person or entity and certain breaches by the Company of certain of its obligations). The foregoing restrictions will lapse as to 50% of the shares of Series A Preferred Stock, or any shares of Common Stock issued upon the conversion thereof, held by the Fund on the first anniversary of the First Funding and as to the remaining shares of Series A Preferred Stock, or any shares of Common Stock issued upon the conversion thereof, held by the Fund on the 18 month anniversary of the First Funding.

         Pursuant to the Purchase Agreement, each of the purchasers thereunder has agreed among themselves that prior to the First Funding (and, if the First Funding occurs, so long as at least 66-2/3% of the shares of Series A Preferred Stock originally issued to Salix Ventures II, L.P. and Salix Affiliates II, L.P. (collectively, "Salix") pursuant to the Purchase Agreement continue to be held by Salix), none of such purchasers will vote in favor of, or recommend, the removal of Christopher Grant, Jr. from the Board of Directors of the Company (provided that this will not be deemed to prohibit a removal of Christopher Grant, Jr. as a director for cause, to the extent applicable under the Delaware General Corporation Law).

         CERTIFICATE OF DESIGNATIONS. As a condition to the First Funding, the Company filed the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designations"), which provides, among other things, that the Series A Preferred Stock has antidilution protection and liquidation, conversion and voting rights in preference to the Common Stock. Pursuant to the Certificate of Designations, each share of Series A Preferred Stock is convertible at any time at the election of each holder into Common Stock at an initial conversion price of $5.50, or at an initial conversion rate of one (1) share of Common Stock for each share of Series A Preferred Stock converted, plus accrued and unpaid dividends on such share, subject to certain adjustments set forth in the Certificate of Designations, including, without limitation, a "full ratchet" antidilution adjustment for one
(1) year from the First Funding in respect of dilutive issuances at an aggregate price in excess of $5,000,000 and subject thereafter to "weighted average" antidilution adjustments in respect of any dilutive issuances (in each case subject to certain exceptions). In addition, the shares of Series A Preferred Stock shall be automatically converted into Common Stock if the dollar volume-weighted average price per share of Common Stock exceeds $15.00 for any thirty (30) consecutive trading day period that begins after the 18 month anniversary of the First Funding, as adjusted for any stock splits, reverse stock splits, stock dividends or similar transactions affecting the Common Stock.

         As set forth in the Certificate of Designations, the holders of shares of Series A Preferred Stock shall receive dividends, out of the assets of the Company legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock or any other equity securities of the Company, at an annual rate equal to (i) five percent (5%) of the Accreted Value (as defined below) through and until the second anniversary of the First Funding and (ii) seven percent (7%) of the Accreted Value from and after the second anniversary of the First Funding, in each case, calculated on the basis of a 360-day year, consisting of twelve 30-day months, and accruing on a daily basis from the date of issuance thereof, whether or not declared. The term, "Accreted Value" means, as of any date, with respect to each share of Series A Preferred Stock, $5.50 (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock) plus the amount of dividends that have accrued, compounded and been added as of the most recent Compounding Date (as defined below). Accrued and unpaid dividends shall not be paid in cash but instead shall compound and be added to the Accreted Value in effect immediately prior to the Compounding Date, on a quarterly basis on March 31st, June 30th, September 30th and December 31st of each year (each such date, a "Compounding Date"), whether or not declared by the Board of Directors of the Company. The Certificate of Designations also contains restrictions on the Company's ability to pay dividends on its Common Stock, subject to certain limitations

         As set forth in the Certificate of Designations, and except as otherwise provided by applicable law, the holders of shares of Series A Preferred Stock (i) shall be entitled to vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) shall be entitled to one vote per share of Series A Preferred Stock (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock) and (iii) shall be entitled to notice of all stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Company. In addition, the Certificate of Designations further provides that the Company not take certain actions (including, without limitation, any offer, sale, designation, authorization or issuance of shares of any class or series of stock having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights or voting rights, superior to or on parity with any preference or priority of the Series A Preferred Stock) without first obtaining the approval of the holders of a majority of the total number of shares of Series A Preferred Stock then outstanding, voting together as a single class.

         The Certificate of Designations provides that, upon completion of the First Funding, holders of shares of Series A Preferred Stock, voting as a single class, shall be entitled to elect up to two (2) members of the Board of Directors of the Company, each of whom shall be nominated by the holders of a majority of the outstanding Series A Preferred Stock, and the number of directors then constituting the Board of Directors shall be increased, if necessary, to provide for such additional Board members. Whenever a majority of the total number of shares of Series A Preferred Stock issued at the First Funding and Second Funding have been converted into Common Stock or have been transferred by the initial holders (or their affiliates) to a person or entity that is not an affiliate of the initial holders, then the right of the holders of the Series A Preferred Stock to elect such additional director(s) shall cease, and the term of office of any person elected as director by such holders shall immediately terminate and the number of directors then constituting the Board of Directors shall be reduced accordingly.

         In the event of the Company's liquidation, dissolution or winding up or upon "certain change of control" transactions, including, without limitation, a merger or acquisition of the Company by another company or person where holders of capital stock of the Company immediately prior to such merger or acquisition do not hold more than 50% of the voting power of the surviving entity, holders of shares of Series A Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of common stock or any other equity securities of the Company; PROVIDED, that the Company shall not pay any amounts (including dividends) in respect of the Series A Preferred Stock upon a liquidation event unless (i) all obligations of the Company under that certain Revolving Credit and Term Loan Agreement (the "Capital Source Credit Agreement) dated as of November 30, 2001 by and among the Company, such other borrowers signatory thereto, and CapitalSource Finance LLC due to CapitalSource Finance LLC (or its affiliates) in such liquidation pursuant to the terms of the Capital Source Credit Agreement and the notes issued thereunder have first been paid in full and (ii) all amounts due to the Fund (or its affiliates) in such liquidation pursuant to the terms of the Securities Purchase Agreement, dated as of June 28, 2002, between the Company and the Fund (the "Securities Purchase Agreement") and the notes issued thereunder have first been paid in full.

         The liquidation preference is equal to $5.50 per share, plus accrued and unpaid dividends. However, if a holder of Series A Preferred Stock would receive more upon a liquidation event by converting its shares into Common Stock, then such holder shall not receive any amounts under the applicable section of the Certificate of Designations providing for a liquidation preference for holders of Series A Preferred Stock, but shall be treated as though such holder had converted shares of Series A Preferred Stock into shares of Common Stock, whether or not such holder had elected to so convert.

         REGISTRATION RIGHTS AGREEMENT. Pursuant to the terms of a Registration Rights Agreement, dated as of January 6, 2003, by and among the Company, the Fund and the other investors named therein, the Company has agreed to file, no later than the earlier of (i) 90 days prior to the first anniversary of the First Funding or (ii) 30 days after the expiration of the lock-up provisions set forth in the Purchase Agreement if Form S-3 is available for such registration (or 60 days after the expiration of the lock-up provisions set forth in the Purchase Agreement if Form S-3 is unavailable for such registration), a registration statement with the Securities and Exchange Commission (the "Commission") covering the resale of certain shares of the Company's capital stock, including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock as well as all shares of Common Stock issuable upon the exercise of warrants held by the Fund. The Company has agreed to use it best efforts to have the registration statement declared effective no later than the first anniversary of the First Funding. The Company also agreed to keep the registration statement effective at all times until the date on which all of the shares covered by such registration statement have been sold.

         VOTING AGREEMENT. Pursuant to the terms of a Third Amended and Restated Voting Agreement (the "Voting Agreement"), dated as of January 6, 2003, certain stockholders of the Company (collectively, the "Voting Stockholders") have agreed, at any annual or special meeting or other action of the stockholders of the Company called for the purpose of electing to or removing directors of the same class as Joseph P. Donlan (or his successor Fund designee to the Board of Directors) from the Company's Board of Directors, to vote all their shares of capital stock of the Company to cause one member of the Company's Board of Directors to be a person designated by the Fund. In addition, at any such annual or special meeting or in connection with any such other action of stockholders, the Company has agreed to cause one designee of the Fund to be included in the slate of nominees recommended by the Company's Board of Directors to the stockholders of the Company for election as directors, and the Company has agreed to use its reasonable best efforts to cause the election of such designee, including voting all shares for which the Company holds proxies (unless otherwise directed by the stockholder submitting such proxy) or is otherwise entitled to vote, in favor of the election of such designee. These voting obligations of the Voting Stockholders and the Company terminate when both of the following clauses (i) and (ii) have been satisfied: (i) the indebtedness owed to the Fund under the Securities Purchase Agreement has been repaid in full; and (ii) either of the following has happened: (x) the Fund owns less than 50% of the shares of Common Stock issued pursuant to the Securities Purchase Agreement (assuming exercise of the warrants issued to the Fund pursuant to the Securities Purchase Agreement), or (y) January 6, 2008.

         INVESTOR RIGHTS AGREEMENT. Pursuant to the terms of a Third Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement"), dated as of January 6, 2003, the Company agreed to provide the Fund with, among other things, registration rights as well as pre-emptive rights with respect to future issuances of certain equity securities. Pursuant to the terms of the Investor Rights Agreement, the Company has agreed to become subject to the following obligations, all on the terms and conditions specified in the Investor Rights
Agreement: (i) upon the request of the Fund, to register for sale to the public any shares of

Common Stock held by the Fund; (ii) to allow the Fund to include in certain registration statements filed by the Company any shares of Common Stock held by the Fund; (iii) upon the request of the Fund, to file a Form S-3 under the Securities Act of 1933 with respect to the shares of Common Stock held by the Fund; and (iv) to provide the Fund with pre-emptive rights to purchase its pro rata share of certain future issuances of the Company's equity securities. The pre-emptive rights described in clause (iv) of the immediately preceding sentence terminate upon the earlier of June 28, 2007 and such time that the Fund owns less than 50% of the shares of Common Stock issued to the Fund pursuant to the Securities Purchase Agreement (assuming exercise of any warrants).

         References to, and descriptions of, the Purchase Agreement, Certificate of Designations, Registration Rights Agreement, Voting Agreement and Investor Rights Agreement are qualified in its entirety by reference to the copies of such agreements which are included as exhibits to this Schedule 13D and which are incorporated by reference in this Item 6 in their entirety where such reference and descriptions appear.

         Except for the agreements described above or elsewhere in this Amendment No. 1 or in response to Item 4 of this Amendment No. 1, which are hereby incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT           DESCRIPTION

Exhibit 1 Stock Purchase Agreement, dated January 6, 2003, by and among PSI, the investors listed on the Schedule of Purchasers and the Fund (filed as Appendix B to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit 2 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit 3 Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit 4 Third Amended and Restated Voting Agreement, dated January 6, 2003, by and among the Company, the Voting Stockholders and the Fund (filed as Exhibit 4.5 to the Company's Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Exhibit 5 Third Amended and Investor Rights Agreement, dated January 6, 2003, by and among the Company, CapitalSource Holdings LLC and the Fund.

Exhibit 6 Joint Filing Agreement, dated April 3, 2003, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2003

                                            THE 1818 MEZZANINE FUND II, L.P.

                                            By: Brown Brothers Harriman & Co.,
                                                General Partner


                                            By: /s/ Lawrence C. Tucker
                                               ---------------------------------
                                               Name:  Lawrence C. Tucker
                                               Title: Partner


                                            BROWN BROTHERS HARRIMAN & CO.


                                            By: /s/ Lawrence C. Tucker
                                               ---------------------------------
                                               Name:  Lawrence C. Tucker
                                               Title: Partner


                                            /s/ T. Michael Long
                                            ------------------------------------
                                            T. Michael Long


                                            /s/ Lawrence C. Tucker
                                            ------------------------------------
                                            Lawrence C. Tucker


                                            /s/ Robert R. Gould
                                            ------------------------------------
                                            Robert R. Gould


                                            /s/ Joseph P. Donlan
                                            ------------------------------------
                                            Joseph P. Donlan

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

Exhibit 1 Stock Purchase Agreement, dated January 6, 2003, by and among PSI, the investors listed on the Schedule of Purchasers and the Fund (filed as Appendix B to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit 2 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit 3 Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit 4 Third Amended and Restated Voting Agreement, dated January 6, 2003, by and among the Company, the Voting Stockholders and the Fund (filed as Exhibit 4.5 to the Company's Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Exhibit 5 Third Amended and Investor Rights Agreement, dated January 6, 2003, by and among the Company, CapitalSource Holdings LLC and the Fund.

Exhibit 6 Joint Filing Agreement, dated April 3, 2003, among the Reporting Persons.